# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIC Solutions, Inc., CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, Florida (FL), 33021
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IX, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,450,323; shared voting power 0; sole dispositive power 13,215,535; shared dispositive power 0; aggregate amount beneficially owned 15,450,323 (7% of the class)
  Comment: 1. The percentage of Common Stock beneficially owned by the Reporting Person is based on 221,209,686 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock outstanding as of January 2, 2026.
- Mariposa Acquisition IX, LLC (CIK 0002046679): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (0.45% of the class)
  Comment: 2. The percentage of Common Stock beneficially owned by the Reporting Person is based on 221,209,686 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock outstanding as of January 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TIC Solutions, Inc.
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, Florida (FL), 33021
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on February 14, 2025 (as amended by Amendment No. 1, filed on May 16, 2025 and Amendment No. 2, filed on August 7, 2025, the "Statement"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of TIC Solutions, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

On December 31, 2025, the Issuer declared, and on January 2, 2026, Mariposa Acquisition IX, LLC ("Mariposa") was issued, 668,347 shares of Common Stock by the Issuer (the "2025 Dividend Shares") as a dividend on the Issuer's Series A Preferred Stock. Effective as of January 2, 2026, Mariposa distributed (i) the 2025 Dividend Shares to its members pursuant to its governing documents and (ii) shares of Common Stock previously held by Mariposa (the distribution of the Common Stock, together with the distribution of the 2025 Dividend Shares, the "2026 Distribution"), including 4,851,977 shares of Common Stock to the Martin E. Franklin Revocable Trust (of which Sir Martin E. Franklin ("Sir Martin") is the sole settlor, trustee, and beneficiary), 1,952,745 shares of Common Stock to MEF Holdings, LLLP, the general partner of which is wholly-owned by the Martin
E. Franklin Revocable Trust, 5,410,813 shares of Common Stock to Brimstone Investments, LLC of which Sir Martin is the manager and is wholly-owned by a trust of which Sir Martin is a beneficiary, 1,117,394 shares of Common Stock to MEF Family Trust, of which a family member of Sir Martin is the trustee, and 1,117,394 shares of Common Stock to RAEF Family Trust, of which Robert A.E. Franklin, the Executive Chairman and a director of the Issuer and the son of Sir Martin, is the trustee.

In connection with the 2026 Distribution, Sir Martin entered into an Irrevocable Proxy Agreement on January 2, 2026 (the "Proxy Agreement") with each of MEF Family Trust and RAEF Family Trust pursuant to which each of them granted Sir Martin an irrevocable proxy to vote, for so long as Sir Martin serves as a director on the Issuer's Board of Directors (the "Proxy Term"), all shares of Common Stock beneficially owned, directly or indirectly, by each of them (i) as of the date of the Proxy Agreement and (ii) that may be acquired after the date of the Proxy Agreement (in each case, to the extent that each of them has the power to vote or direct the vote of such shares of Common Stock). Sir Martin has no pecuniary interest in the shares of Common Stock held by MEF Family Trust or RAEF Family Trust as a result of the Proxy Agreement. Except as set forth herein, neither MEF Family Trust nor RAEF Family Trust has beneficial ownership or a pecuniary interest in the shares of Common Stock held by the Reporting Persons.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit E to the Statement and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof:

- the Reporting Persons beneficially own and have sole power to vote, or to direct the vote and sole power to dispose or to direct disposition of an aggregate of 13,215,535 shares of Common Stock (and shares convertible into Common Stock within 60 days) and 1,000,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock; and

- Sir Martin beneficially owns and has sole power to vote or to direct the vote of 2,234,788 shares of Common Stock pursuant to the Proxy Agreement.

The information set forth in Item 4 of this Statement is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a).
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: Except as otherwise described herein, (or previously described in the Statement), no other transactions were effected by the Reporting Persons in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A-- Joint Filing Agreement among the Reporting Persons, dated February 14, 2025 (incorporated by reference to Exhibit A to the Schedule 13D/A filed on May 16, 2025, by the Reporting Persons with the SEC).

Exhibit B -- Placing Agreement, dated May 17, 2023, by and between the Issuer, certain of its directors and founders, Mariposa, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit C -- Founder Insider Letter, dated May 17, 2023, by and between the Issuer, its founders and Mariposa (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit D -- Certificate of Incorporation of the Issuer, as amended, (incorporated by reference to Exhibit 3.1 to the Issuer's Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024, which contains the terms of the Series A Preferred Stock).

Exhibit E - Irrevocable Proxy Agreement, dated January 2, 2026.

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (01/02/2026)
- Mariposa Acquisition IX, LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin / Manager (01/02/2026)